SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF):
00.108.786/0001-65
Company Registry (NIRE): 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÂO S.A. (“Company”) are hereby invited to attend the Extraordinary General Meeting to be held on September 30, 2009, at 11:00 a.m., at the Company’s headquarters at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo to resolve on the following AGENDA:

1. To incorporate the Company’s subsidiaries 614 TVG GUARULHOS S.A., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. and NET MARINGÁ LTDA..

2. To ratify the acquisition of the interests in ESC 90 TELECOMUNICAÇÕES LTDA., pursuant to article 256 of Law 6.404/76.

3. To amend the Company’s Bylaws to include, among the duties attributed to the Board of Directors, the approval of telecommunication service agreements. Accordingly, item XXIV of Article 15 will now read as follows: “Article 15 – It is incumbent on the Board of Directors to: (…) XXIV – approve the execution, by the Company, of telecommunication service agreements, both in Brazil and abroad, as well as the maintenance or renewal of such agreements.”

4. To consolidate the Company’s Bylaws.

Shareholders participating in the Stock Exchange Custody Program of the São Paulo Stock Exchange (BOVESPA) who wish to take part in this meeting must submit documentary evidence of their shareholdings issued by the competent authority by September 28, 2009.

Shareholders who wish to be represented by proxy should comply with the provisions of Article 126 of Law 6404/76.

São Paulo-SP, September 11, 2009.

Jorge Luiz de Barros Nóbrega – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.